Ecopetrol expects to invest between US$3.5 and US$4 billion in 2021

•	The investment plan approved by the Board of Directors is oriented towards restoring the Ecopetrol Business growth’s path, increasing competitiveness, strengthening the energy transition of the Ecopetrol Business Group, and enhancing its sustainability agenda through positive social and environmental impact in the communities where the Company operates.
•	Approximately to 80% of the investment is expected to continue to be allocated to projects in Colombia, and the remaining 20% mainly to investments in the United States and Brazil.
•	The plan foresees reliable, clean and safe operation, with a production of hydrocarbons expected between 700 and 710 thousand barrels per day in 2021, a greater joint refining throughput of between 340 and 365 thousand barrels per day, and transported volumes over one million barrels per day.
•	77% of investments are expected to be oriented towards exploration and production projects, targeting assets with the highest strategic fit and profitability, with a goal of accelerating the value capture.
•	The plan calls for an increase in the allocation of resources to energy transition and sustainability initiatives. 14% of investments are expected to be directed at expanding the gas chain and other energy sources, including expected investments of over US$200 million in energy efficiency projects and the incorporation of renewable energies. More than US$150 million is expected to be allocated to the decarbonization projects and over US$90 million to efficient water management in operations.
•	The plan includes resources for the development of Integral Research Pilot Projects (PPII for its acronym in Spanish) in Colombia and continuing of operations in the Permian Basin.
•	Nearly US$80 million is expected to be allocated to investments in technology and innovation, focusing on digital transformation, enhanced recovery, and energy transition.
•	The 2021 plan expects to set aside approximately COP$405 billion for social investment allocated to the development and well-being of communities where we operate
•	The generation of cash and the materialization of efficiencies is expected to facilitate a positive free cash flow and achieve a gross debt to EBITDA ratio of less than 2.5 times for 2021.

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) informs that its Board of Directors approved the 2021 organic investment plan for the Ecopetrol Group (GE) for an estimated amount between US$3.5 and US$4 billion.

The plan is oriented towards restoring the Ecopetrol Business Group’s growth path, while continuing to prioritize cash generating opportunities and with better equilibrium prices, focusing on the execution of key assets development plans, and the preservation of asset value through investments that provide reliability, integrity and continuity to the Ecopetrol Business Group's value chain.

The plan was based on an expected average Brent price of US$45 per barrel for 2021.

80% of the investments are expected to be allocated to projects in Colombia, and the remaining 20% is expected to be invested mainly in the development of projects in the United States and Brazil.

In line with Ecopetrol Group's strategic priorities and the sturdiness of its integrated value chain, the plan holds as strategic objective the growth of the Upstream segment, towards which 77% of total investment is expected to be allocated, with a focus on accelerating the development of resources and reserves estimated at 3.7 bboe, through exploration, drilling and enhanced recovery. Production in 2021 is expected to reach levels of between 700 and 710 thousand barrels of oil equivalent per day (expected to be comprised of 81% oil and 19% gas). If the investments included in the plan are carried out as currently foreseen, it is expected that the Ecopetrol Business Group’s production levels will be approximately 750 thousand barrels by 2023.

In terms of exploration, 9 exploratory wells are expected to be drilled, 8 of which are expected to be located in Colombia in the Llanos Orientales, Mid-Magdalena Valley, Low-Magdalena Valley and Sinú-San Jacinto basins, as well as continuing activities aimed at appraising discovered resources for more than 450 million barrels equivalent.

With regards to unconventional reservoirs (YNC for its acronym in Spanish), investments of approximately US$600 million are planned for the scaling up of development activities in the US Permian Basin in Texas. Investments for the development of initiatives related to Integral Research Pilot Projects for Unconventional Deposits (PPII) in the Mid-Magdalena Valley Basin are also expected to continue.

Investments in the Downstream segment are expected to remain to focus on ensuring the reliability and sustainability of the operation of the Barrancabermeja and Cartagena refineries, as well as the development of fuel quality and wastewater management programs, thus ensuring increasingly clean effluents. The joint throughput expected from the refineries for 2021 is estimated to range between 340 and 365 thousand barrels per day, in line with the expected recovery of demand and refining margins. The investment priority in the project to interconnect the original crude unit of the Cartagena refinery with the new refinery remains, with estimated investments of US$48 million for 2021.

The Midstream segment is expected to represent 7% of the total investment, mostly aimed at guaranteeing the integrity and reliability of the infrastructure, while achieving greater flexibility and efficiency in the logistics for the transportation of heavy crude oil. These investments are expected to enable the optimization of future operating costs through the upgrading of equipment and improved performance. The volumes transported are estimated to reach over one million barrels per day, in line with the country's crude production expectations and the national demand for refined products.

Consistently with the Ecopetrol Business Group's energy transition strategy, approximately US$150 million is expected to be invested in the decarbonization agenda, including noteworthy tasks in energy efficiency, leakage and vent reduction projects as well as the construction of the Rubiales Solar Park. Moreover, we increased our goal of reducing emissions to 3 million tons of CO2 by 2023, in addition to the 6.6 million tons reduced between 2010 and 2019. These resources are expected to allow us to move towards the goal of incorporating 400 MW in renewable energy by 2023.

The plan reaffirms the resources oriented to the socio-environmental investment program for an approximate amount of COP$1,7 trillion by 2023 for the 2020-2024 period, aiming to close social gaps and promoting the development and well-being of the communities where we operate, through strategic projects in infrastructure, public services, education, sports and healthcare, inclusive rural development and entrepreneurship and business development. In addition, financial support to meet specific needs arising from the COVID-19 pandemic are expected to continue to be provided in the areas and communities where we operate.

In an effort to accelerate the digital transformation process, nearly USD$50 million is expected to be allocated towards capturing benefits associated with artificial intelligence technologies, blockchain, and bots, among others. The ICP (Colombian Petroleum Institute for its acronym in Spanish) is expected to invest approximately US$30 million, mainly in energy transition projects, advanced materials and increasing the recovery factor.

The organic investment plan is expected to be mainly financed by internal cash generation and the existing cash surpluses from the beginning of the year. A gross debt to EBITDA ratio of less than 2.5 times is expected for 2021, reversing the leverage indicator trend seen in 2020.

We believe this plan is in line with (i) our strategy of becoming the energy that transforms Colombia and (ii) the Ecopetrol Group's cultural principles: life comes first, ethics, passion for excellence, making possible the impossible, leadership and inclusion, and working as a team. Furthermore, we believe it addresses the current challenges with a sustainability approach and ensures a strategy that adds value to the Business Group and the country.

"2020 challenged the Company and proved its resilience and ability to adapt to an adverse and volatile environment. The investment plan for 2021 seeks to recover the Company's growth path, enhance its competitiveness, enlarge the sustainability agenda and establish the course towards energy transition, in line with our strategic pillars of cash flow protection, cost efficiency, capital discipline and profitable and sustainable growth. With this investment plan we are using our energy to continue constructing a country of all, for all." said Ecopetrol's CEO, Felipe Bayón Pardo.

Bogotá D.C. December 14, 2020

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Juan Pablo Crane de Narváez

Head of Capital Markets

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Jorge Mauricio Tellez

Media Relations (Colombia)

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co